United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2023

ARRIVED STR 2, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-1716225
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

Arrived Series Pinkshell; Arrived Series Preciosa; Arrived Series Alta; Arrived Series Vita; Arrived Series Tiara; Arrived Series Seafoam; Arrived Series Coquina; Arrived Series Sandbar; Arrived Series Knoll

(Title of each class of securities issued pursuant to Regulation A)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in our Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived STR 2, LLC, a Delaware series limited liability company, was formed in January 2023 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in January 2023, our company has been engaged primarily in preparing to acquire properties for its series offerings, and developing the financial, offering and other materials to begin fundraising. As of June 30, 2023, our company has acquired 9 properties.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the period from January 12, 2023 (date of inception) through June 30, 2023 are listed in the table below:

Rental Income

Series Name	June 30, 2023
Alta	$-
Coquina	-
Knoll	-
Pinkshell	4,619
Preciosa	-
Sandbar	-
Seafoam	-
Tiara	-
Vita	-
Total	$4,619

Operating Expenses

The Company incurred the following operating expenses during the period from January 12, 2023 (date of inception) through June 30, 2023. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

During the period from January 12, 2023 (date of inception) through June 30, 2023, at the close of the respective offerings for the series, each individual series became responsible for its own operating expenses. The following table summarizes the total operating expenses by series as of June 30, 2023:

	Operational Expenses
	June 30, 2023
Series Name	Operating Expenses	Depreciation	Total Expenses
Alta	$7,732	$-	$7,732
Coquina	16,671	-	16,671
Knoll	21,942	-	21,942
Pinkshell	84,956	1,888	86,844
Preciosa	4,440	-	4,440
Sandbar	18,459	-	18,459
Seafoam	19,619	-	19,619
Tiara	38,555	-	38,555
Vita	21,052	-	21,052
Total	$233,426	$1,888	$235,314

Other Income (Expenses)

Other Income (Expense) for the period from January 12, 2023 (date of inception) through June 30, 2023, consisted of interest expense and loan fees of $20,868.

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each Series, and receipts and /or repayments of amounts due to related parties.

The following table summarizes the cash and cash equivalents by series as of June 30, 2023:

Cash & Cash Equivalents
Series Name	June 30, 2023
Alta	$202,032
Coquina	154,801
Knoll	-
Pinkshell	148,556
Preciosa	35,858
Sandbar	-
Seafoam	3,505
Tiara	166,765
Vita	39,622
Total	$751,139

Plan of Operations

We intend to hold and manage the series properties for five to fifteen years during which time we will operate the series properties as short-term rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than fifteen years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2023, but was not reported.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

FOR THE PERIOD JANUARY 12, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET	F-2
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)	F-3
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)	F-4
UNAUDITED CONSOLIDATING AND CONSOLIDATED STATEMENT OF CASH FLOWS	F-5
NOTES TO UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-6 to F-12

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2023

	Alta	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Tiara	Vita	Consolidated
ASSETS
Current assets:
Cash	$202,032	$154,801	$-	$148,556	$35,858	$-	$3,505	$166,765	$39,622	$751,139
Prepaid expenses	1,726	-	-	3,282	2,268	-	-	14,083	1,168	22,528
Due from related party	-	-	-	-	-	-	-	-	10,983	10,983
Due from third party property manager	-	-	-	-	-	-	-	-	-	-
Total current assets	203,759	154,801	-	151,838	38,126	-	3,505	180,848	51,773	784,649
Property and equipment, net	799,234	836,025	1,181,086	850,792	984,610	931,111	912,997	810,661	642,907	7,949,422
Total assets	$1,002,993	$990,826	$1,181,086	$1,002,630	$1,022,736	$931,111	$916,502	$991,509	$694,680	$8,734,071

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,991	$5,963	$6,409	$18,703	$4,731	$9,113	$7,455	$9,837	$3,760	$68,962
Due to related party	3,173	88,008	500,183	81,333	481,307	940,239	109,743	111,906	-	2,315,891
Due to third party property manager	-	-	-	-	-	-	-	-	-	-
Total current liabilities	6,164	93,971	506,592	100,036	486,038	949,351	117,198	121,743	3,760	2,384,853
Mortgage payable, net	-	-	707,000	-	-	-	-	-	-	707,000
Total liabilities	6,164	93,971	1,213,592	100,036	486,038	949,351	117,198	121,743	3,760	3,091,853

Members’ equity:
Members’ capital	1,004,561	912,656	-	986,249	541,138	176	818,880	919,116	711,972	5,894,748
Retained earnings (accumulated deficit)	(7,732)	(15,801)	(32,506)	(83,655)	(4,440)	(18,417)	(19,576)	(49,350)	(21,052)	(252,530)
Total members’ equity	996,829	896,855	(32,506)	902,594	536,698	(18,241)	799,304	869,766	690,920	5,642,219
Total liabilities and members’ equity	$1,002,993	$990,826	$1,181,086	$1,002,630	$1,022,736	$931,111	$916,502	$991,509	$694,680	$8,734,071

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING COMPREHENSIVE INCOME STATEMENT (LOSS)

FOR THE PERIOD JANUARY 12, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Alta	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Tiara	Vita	Consolidated

Rental income	-	-	-	4,619	-	-	-	-	-	$4,619

Operating expenses:
Depreciation	-	-	-	1,888	-	-	-	-	-	1,888
Insurance	679	1,366	1,862	2,344	388	1,531	1,494	1,038	588	11,290
Management Fees	-	-	-	4,006	-	9,988	9,980	11,520	16,216	51,710
Repair and maintenance	-	9,600	18,000	69,795	-	-	-	21,121	-	118,516
Property taxes	728	683	931	2,268	802	765	747	665	468	8,057
Other operating expenses	6,325	4,152	1,256	7,973	3,250	6,133	7,355	4,596	3,780	44,820
Total operating expenses	7,732	15,801	22,049	88,274	4,440	18,417	19,576	38,940	21,052	236,281

Loss from operations	(7,732)	(15,801)	(22,049)	(83,655)	(4,440)	(18,417)	(19,576)	(38,940)	(21,052)	(231,662)

Other expenses:
Interest expense	0	0	(10,458)	0	0	0	0	(10,410)	0	(20,868)
Total other expenses	-	-	(10,458)	-	-	-	-	(10,410)	-	(20,868)

Provision for income taxes	-	-	-	-	-	-	-	-	-	-
Net loss	$(7,732)	$(15,801)	$(32,507)	$(83,655)	$(4,440)	$(18,417)	$(19,576)	$(49,350)	$(21,052)	$(252,530)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JANUARY 12, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Alta	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Tiara	Vita	Consolidated

Balance at January 12, 2023
Issuance of membership units, net of offering costs	$1,004,561	$912,281	$-	$998,272	$541,138	$-	$818,505	$918,741	$711,597	$5,905,094
Deemed contribution from Manager	-	375	-	-	-	176	375	375	375	1,676
Distributions	-	-	-	(12,022)	-	-	-	-	-	(12,022)
Net income (loss)	(7,732)	(15,801)	(32,507)	(83,655)	(4,440)	(18,417)	(19,576)	(49,350)	(21,052)	(252,530)
Balance at June 30, 2023 (Unaudited)	$996,829	$896,855	$(32,507)	$902,594	$536,698	$(18,241)	$799,304	$869,766	$690,920	$5,642,218

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE PERIOD JANUARY 12, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Alta	Coquina	Knoll	Pinkshell	Preciosa	Sandbar	Seafoam	Tiara	Vita	Consolidated
Cash flows from operating activities:
Net loss	$(7,732)	$(15,801)	$(32,507)	$(83,655)	$(4,440)	$(18,417)	$(19,576)	$(49,350)	$(21,052)	$(252,530)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	-	-	-	-	-	-	-	-	-	$-
Amortization	-	-	-	-	-	-	-	-	-	$-
Changes in assets and liabilities:
Prepaid expenses	(1,726)	-	-	(3,282)	(2,268)	-	-	(14,083)	(1,168)	(22,528)
Accrued expenses	3,000	6,000	6,400	18,700	4,700	9,100	7,500	9,800	3,800	69,000
Due to (from) related party	3,173	88,008	26,107	81,333	(59,606)	9,317	109,743	111,906	(10,983)	358,997
Net cash provided by operating activities	(3,286)	78,207	-	13,096	(61,614)	-	97,667	58,273	(29,403)	152,940
Cash flows from financing activities:
Repayments of amounts due to related party	(799,243)	(835,687)	-	(874,834)	(443,666)	-	(912,667)	(810,249)	(642,572)	(5,318,918)
Net proceeds from the issuance of membership units	1,004,561	912,281	-	998,272	541,138	-	818,505	918,741	711,597	5,905,094
Distributions	-	-	-	12,022	-	-	-	-	-	12,022
Net cash provided by (used in) financing activities	205,318	76,594	-	135,460	97,472	-	(94,161)	108,492	69,025	598,199
Net change in cash and cash equivalents	202,032	154,801	-	148,556	35,858	-	3,505	166,765	39,622	751,139
Cash at beginning of period	-	-	-	-	-	-	-	-	-	-
Cash at end of period	$202,032	$154,801	$-	$148,556	$35,858	$-	$3,505	$166,765	$39,622	$751,139

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$(1,593)	$-	$-	$-	$-	$-	$-	$-	$-	$(1,593)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$799,234	$749,625	$1,019,086	$830,897	$875,410	$841,219	$820,907	$727,717	$501,939	$7,166,033
Acquisition of property	$799,234	$749,625	$1,019,086	$830,897	$875,410	$841,219	$820,907	$727,717	$501,939	$7,166,033
Offering expenses and fees related to issuance of membership units	$(94,919)	$(90,029)	$-	$(94,668)	$(99,772)	$-	$(95,985)	$(88,559)	$(64,833)	$(628,766)
Deemed contribution from Manager	$-	$375	$-	$-	$-	$176	$375	$375	$375	$1,676

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR 2, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived STR 2, LLC is a Delaware Series limited liability company formed on January 12, 2023 under the laws of Delaware. Arrived STR 2, LLC was formed to permit public investment in individual real estate properties. Each short-term rental property will be owned by a separate Series of the company that will be established by Arrived Holdings, Inc. (the “Manager”) to acquire the residential property. Each Series may hold the specific property that it acquires directly or in a wholly-owned subsidiary, which would be a limited liability company organized under laws of the state in which the series property is located. As a Delaware Series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

Each series listed in the Series Offering Table below was formed for the sole purpose of purchasing a short-term rental property.

SERIES OFFERING TABLE

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Alta	Arrived NM Alta, LLC	4/4/2023	5/4/2023
Coquina	Arrived FL Coquina, LLC	4/28/2023	5/17/2023
Knoll	Arrived NC Knoll, LLC	5/1/2023	5/18/2023
Pinkshell	Arrived FL Pinkshell, LLC	2/16/2023	3/31/2023
Preciosa	Arrived AZ Preciosa, LLC	4/18/2023	5/11/2023
Sandbar	Arrived FL Sandbar, LLC	4/24/2023	5/30/2023
Seafoam	Arrived FL Seafoam, LLC	4/24/2023	5/30/2023
Tiara	Arrived SC Tiara, LLC	4/24/2023	5/10/2023
Vita	Arrived NC Vita, LLC	4/17/2023	5/3/2023

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) for interim financial information and the instructions to Form 1-SA and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived STR 2, LLC (the Company) and each Series listed in Note 1 (collectively the “Series”). All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Management Fee

The Manager will receive from a series an annual asset management fee equal to five percent (5%) of the gross revenues applicable to that series, paid out of the series’ net operating rental income.

Property Management Fee

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to a certain percentage of all rents and fees as remitted to the series on a monthly basis. Such property management fee may increase immediately following the time at which the net operating income of the series in a calendar year exceeds a certain percentage of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series.

The company will appoint an affiliate of the Manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangements for each property management company are set forth below:

Roseus Hospitality Group LLC

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Following stabilization, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds ten percent (10%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series, each as disclosed below under “Use of Proceeds to the Issuer” for such series. As disclosed in the Company’s Current Report on Form 1-U filed with the SEC on September 20, 2023, all property management arrangements between any Series and Roseus Hospitality Group, LLC have been terminated.

Old Town Rentals LLC

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Following stabilization, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds nine percent (9%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series, each as disclosed below under “Use of Proceeds to the Issuer” for such series.

Boutiq, Inc.

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to nineteen and one-half percent (19.5%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will be reduced to eighteen (18%) beginning immediately following the first accounting period that Boutiq manages properties for any entity managed by our Manager or its affiliates with a combined purchase price equal to or greater than $10 million.

Arrived Property Manager, LLC

As compensation for the services provided by the affiliated property manager, each series will be charged a property management fee equal to twenty percent (20%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement.

Furniture, Fixture and Equipment

In addition to the Management Fee, each Series shall pay the Property Manager a one-time fee equal to twenty percent (20%) of such Series’ out-of-pocket costs for furniture, fixture and equipment (“FF&E Fee”). The Series shall pay the Property Manager the FF&E Fee upon the purchase of such furniture, fixture and equipment.

Property Disposition Fee

Upon the disposition and sale of the Series property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six percent (6%) to seven percent (7%) of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes, dividends, audit and tax fees, and interest payable on the Series’ mortgage.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Series. Tenant deposit liabilities represent security deposits received by tenant customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company recognizes rental revenue on a monthly basis when earned.

Comprehensive Income

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive income is equal to net income.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Series have elected and qualify to be taxed as a C corporation.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Update to Recently Issued and Not Yet Adopted Accounting Pronouncements and Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates effective January 12, 2023 (date of inception) and the adoption of the standard had no effect on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception and it did not have a material impact on their consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, no cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to commence operations, generate cash flow from their rental activity and/or obtain financing from the Manager. However, there are assurances that the Company can be successful in commencing operations, generating cash flow from their rental activities or that the Manager will always be in the position to provide funding when needed. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

Series Name	Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Arrived Series Alta	Alta	$599,426	$199,809	$-	$799,234	$-	$799,234
Arrived Series Coquina	Coquina	$562,219	$187,406	$86,400	$836,025	$-	$836,025
Arrived Series Knoll	Knoll	$764,315	$254,772	$162,000	$1,181,086	$-	$1,181,086
Arrived Series Pinkshell	Pinkshell	$623,172	$207,724	$21,784	$852,680	$1,888	$850,792
Arrived Series Preciosa	Preciosa	$656,558	$218,853	$109,200	$984,610	$-	$984,610
Arrived Series Sandbar	Sandbar	$630,914	$210,305	$89,892	$931,111	$-	$931,111
Arrived Series Seafoam	Seafoam	$615,680	$205,227	$92,090	$912,997	$-	$912,997
Arrived Series Tiara	Tiara	$545,788	$181,929	$82,944	$810,661	$-	$810,661
Arrived Series Vita	Vita	$376,454	$125,485	$140,968	$642,907	$-	$642,907
		$5,374,524	$1,791,508	$785,278	$7,951,311	$1,888	$7,949,422

Depreciation expense was $1,888 for the period from January 12, 2023 (date of inception) through June 30, 2023.

NOTE 5: MEMBERS’ EQUITY

Each Series is managed by Arrived Holdings, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Series.

 The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the period from January 12, 2023 (date of inception) through June 30, 2023, the Series closed on its public offerings for net proceeds of $5,905,094. The following is a summary of the public offerings by each Series.

June 30, 2023
Series	# of Units Issued	Net cumulative proceeds from the issuance of membership units	Net cumulative, 1% issuance Exp	Net cumulative, offering Expense (2%)
Alta	100,456	1,004,561	10,995	22,034
Coquina	91,228	912,281	10,023	20,246
Knoll	-	-	-	-
Pinkshell	99,827	998,272	10,929	21,859
Preciosa	54,114	541,138	6,409	23,983
Sandbar	-	-	-	-
Seafoam	81,851	818,505	9,145	22,000
Tiara	91,874	918,741	10,073	20,146
Vita	71,160	711,597	7,764	15,529
	590,509	$5,905,094	$65,339	$145,797

In connection with the public offering, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker as a deduction from gross proceeds. Additionally, pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the offering of up to a maximum of 2% of the gross proceeds from the issuance of membership interests, which amounted to the net cumulative amount of $145,797 during the period from January 12, 2023 (date of inception) through June 30, 2023.

Distributions

During the period from January 12, 2023 (date of inception) through June 30, 2023, one Series made distributions to investors, totaling $12,022, which was recorded as a reduction to members’ capital.

The following table reflects total distributions by Series period from January 12, 2023 (date of inception) through June 30, 2023.

Series	Period to Date Distributions June 30, 2023
Alta	$-
Coquina	-
Knoll	-
Pinkshell	12,022
Preciosa	-
Sandbar	-
Seafoam	-
Tiara	-
Vita	-
$12,022

NOTE 6: RELATED PARTY TRANSACATIONS

The Series’ Manager, Arrived Holdings, Inc., is a managing member with common management of the Series.

Due from (to) Related Party

The Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2023, certain Series owed an aggregate of $2,315,891, including the initial funding for the certain properties’ purchases. As of June 30, 2023, certain Series were owed an aggregate of $10,983 from the Manager.

Deemed Contributions

During the period from January 12, 2023 (date of inception) through June 30, 2023, certain Series received deemed contributions from the Manager totaling $ 1,676 in exchange for forgiveness of amounts previously due.

Management Compensation

During the period from January 12, 2023 (date of inception) through June 30, 2023, total management fees charged by the Manager, including asset management fees, sourcing fees and property management fees, were an aggregate of $74,608.

The following table reflects the total management compensation paid by Series during the period from January 12, 2023 (date of inception) through June 30, 2023.

Series	Sourcing Fees	Asset Management Fee	Property Management Fee
Alta	$39,750	$-	$-
Coquina	-	-	-
Knoll	-	-	-
Pinkshell	9,370	1,888.40	-
Preciosa	-	-	-
Sandbar	7,400	-	-
Seafoam	8,920	-	-
Tiara	-	-	-
Vita	7,280	-	-
Total	$72,720	$1,888	$-

NOTE 7: SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements. The Company expects to launch and close additional offerings throughout the remainder of the year and beyond.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived STR 2, LLC
2.2*	Limited Liability Company Agreement of Arrived STR 2, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived STR 2, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived STR 2, LLC
6.1*	Broker Dealer Agreement, dated February 14, 2023, between Arrived STR 2, LLC and Dalmore Group, LLC
6.2*	Transfer Agency and Registrar Services Agreement, dated February 21, 2023, between Arrived STR 2, LLC and Colonial Stock Transfer Company, Inc.
6.3*	Form of Promissory Note
6.4*	Software and Services License Agreement, dated [*], 202[*], by and between North Capital Investment Technology, Inc. and Arrived Holdings, Inc.
6.5*	Form of Property Management Agreement, dated [*], 202[*], between Roseus Hospitality Group LLC and Arrived Series [*], a series of Arrived STR 2, LLC
6.6*	Purchase and Sale Agreement dated January 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for the Series Pinkshell Property
6.6.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pinkshell dated February 16, 2023 for Arrived Series Pinkshell Property
6.7*	Purchase and Sale Agreement dated March 28, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Alta property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Alta dated March 28, 2023 for Arrived Series Alta property
6.8*	Purchase and Sale Agreement dated April 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Preciosa property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Preciosa dated April 18, 2023 for Arrived Series Preciosa property
6.9*	Purchase and Sale Agreement dated March 31, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Vita property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Vita dated April 17, 2023 for Arrived Series Vita property
6.10*	Form of Property Management Agreement, dated [*], 202[*], between Boutiq, Inc. and Arrived Series [*], a series of Arrived STR 2, LLC
6.11*	Form of Property Management Agreement, dated [*], 202[*], between Old Town Rentals LLC and Arrived Series [*], a series of Arrived STR 2, LLC
6.12*	Purchase and Sale Agreement dated April 14, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Coquina property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Coquina dated April 28, 2023 for Arrived Series Coquina property
6.12.2*	Addendum to Purchase and Sale Agreement dated April 14, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Coquina Property
6.13*	Purchase and Sale Agreement dated April 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Seafoam property
6.13.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Seafoam dated April 24, 2023 for Arrived Series Seafoam property
6.13.2*	Addendum to Purchase and Sale Agreement dated April 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Seafoam Property
6.14*	Purchase and Sale Agreement dated April 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Tiara property
6.14.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tiara dated April 24, 2023 for Arrived Series Tiara property
6.14.2*	Addendum to Purchase and Sale Agreement dated April 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Tiara Property
6.15*	Purchase and Sale Agreement dated April 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Knoll property
6.15.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Knoll dated May 1, 2023 for Arrived Series Knoll property
6.15.2*	Addendum to Purchase and Sale Agreement dated April 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Knoll Property
6.16*	Purchase and Sale Agreement dated April 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Sandbar property
6.16.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sandbar dated April 24, 2023 for Arrived Series Sandbar property
8.1*	Form of Escrow Agreement, dated [*], 202[*], by and among North Capital Private Securities Corporation, Arrived Holdings, Inc. and Arrived Series [*], a series of Arrived STR 2, LLC

* Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED STR 2, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Ryan Frazier		Chief Executive Officer of Arrived Holdings, Inc.	September 28, 2023
Ryan Frazier		(principal executive officer) Chief Executive Officer and Director of Arrived STR 2, LLC

/s/ Joel Mezistrano		Principal Financial and	September 28, 2023
Joel Mezistrano		Accounting Officer of Arrived Holdings, Inc. Principal Financial and Accounting Officer of Arrived STR 2, LLC

Arrived Holdings, Inc.		Managing Member	September 28, 2023

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer